Exhibit 99.3

Solaris Expands Warintza West to 1.2km by 0.7km,

Identifies New Potential

February 13, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or “the Company”) is pleased to report updated geochemical sampling and assay results from follow-up holes at Warintza West within its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and detailed results in Tables 1-2.

Highlights

Warintza West, discovered February 2021, is one of four discoveries made to date within the Warintza porphyry cluster and is located 1km west of and outside the Warintza Mineral Resource Estimate (“MRE”)¹. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling.

•	Recent geochemical sampling has identified a new area of strong overlapping copper and molybdenum anomalies to the north measuring approximately 1000m x 500m with soil samples averaging 600 ppm Cu and 80 ppm Mo – this contrasts with the anomaly surrounding the original platform that is defined by strong Mo values at 65 ppm but weaker Cu below 400 ppm

•	This new area of strong soil anomalism represents a potential target for higher-grade mineralization beyond the northern margin of prior exploration drilling (refer to press releases dated Oct 13, 2022 and Feb 16, 2021), including:

-	SLSW-07 (drilled north) returned 686m of 0.46% CuEq²

-	SLSW-04 (drilled northeast) returned 264m of 0.44% CuEq²

-	SLSW-01 (drilled northwest) returned 260m of 0.42% CuEq³

•	New drill results returned to the south, include SLSW-13, which was drilled southwest and returned 320m of 0.50% CuEq² from near surface within a broader interval of 496m of 0.40% CuEq², extending mineralization to the south where it remains open, and requires step-out drilling

•	This hole expands on previously reported SLSW-10, which was drilled from the same platform to the southwest and returned 220m of 0.41% CuEq² from near surface (refer to press release dated Oct 13, 2022)

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Mr. Jorge Fierro, Vice President, Exploration, commented: “First pass reconnaissance drilling at Warintza West outlined a broad zone of porphyry mineralization, with subsequent sampling identifying new potential for higher-grade mineralization to the north for future step-out drilling. The ongoing drill program is targeting MRE growth within the high-grade starter pit at Warintza Central, where results are expected shortly, and expanding the Warintza East discovery which adjoins Warintza Central.”

Figure 1 – Plan View of Warintza West Drilling Released to Date

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)
SLSW-13		24	520	496	0.32	0.02	0.03	0.40
Including		24	344	320	0.40	0.02	0.03	0.50
SLSW-12	Feb 13, 2023	58	592	534	0.15	0.01	0.01	0.20
Including		58	246	188	0.24	0.01	0.02	0.30
SLSW-11		20	648	628	0.17	0.005	0.02	0.20
Including		30	288	258	0.22	0.005	0.03	0.26

Notes to table: True widths of the mineralized zone are not known at this time.

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Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSW-13	798507	9648465	1519	530	190	-60
SLSW-12	798507	9648465	1519	1005	90	-50
SLSW-11	798507	9648465	1519	708	280	-46

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Refer to technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	Copper-equivalence for the MRE and drill holes SLSW 2-13 calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

3.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery prior to the updated MRE, as the metallurgical data to allow for estimation of recoveries was not yet available. Solaris defined CuEq for reporting purposes only.

Technical Information and Quality Control & Quality Assurance

Sample assay, steam sediment, soil and rock sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. ZTEM data quality was validated by a qualified external professional using data validation procedures under high industry standards, and the Company therefore did not deem it necessary to have such ZTEM data verified by a Qualified Person. The technical data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project (“Warintza”) in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open with subsequent geochemical sampling providing vectors toward potential higher-grade mineralization to the north for step-out drilling, recent geochemical sampling has identified a new area of strong overlapping copper and molybdenum anomalies to the north measuring approximately 1000m x 500m with soil samples averaging 600 ppm Cu and 80 ppm Mo, this new area of strong soil anomalism represents a potential target for higher-grade mineralization beyond the northern margin of prior exploration drilling, and the ongoing drill program is targeting MRE growth within the high-grade starter pit at Warintza Central, where results are expected shortly, and expanding the Warintza East discovery which adjoins Warintza Central. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis for the year ended December 31, 2021, available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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